UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number 001-37915

Fortis Inc.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

INCORPORATION BY REFERENCE

The exhibit to this report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-283687), and is made part thereof and an exhibit thereto from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description

99.1	Fortis Inc. Press Release, dated September 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc.

Date: September 9, 2026	By:	/s/ James R. Reid
		Name:	James R. Reid
		Title:	Executive Vice President, Sustainability and Chief Legal Officer